Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 12 dated December 7, 2011

to the Prospectus dated May 2, 2011

We are providing this Supplement No. 12 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 12 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 1, 2011, which superseded and replaced all prior supplements to the registrant’s prospectus dated May 2, 2011, Supplement No. 8 dated September 20, 2011, Supplement No. 9 dated October 4, 2011, Supplement No. 10 dated November 4, 2011 and Supplement No. 11 dated November 15, 2011. Capitalized terms used in this Supplement No. 12 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our” and “us” include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Aurora Commerce Center Bldg. C

On November 30, 2011, we acquired Aurora Commerce Center Bldg. C, located at 22100 E. 26th Avenue in Aurora, Colorado, a suburb of Denver, for $24,500,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $367,500 acquisition fee. Aurora Commerce Center Bldg. C is a 406,959 square foot, multi-tenant warehouse/distribution building constructed in 2007 that is 100% leased. Approximately 79% of Aurora Commerce Center Bldg. C is leased to Subaru of America, Inc., a subsidiary of Fuji Heavy Industries, Ltd., through September 2019. Subaru of America, Inc. uses Aurora Commerce Center Bldg. C as its Western regional headquarters and automotive parts distribution center. The estimated cap rate for Aurora Commerce Center Bldg. C is 7.1%.1

[1]

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses. Property and related expenses (operating maintenance, management fees and real estate taxes) are estimated on an annualized basis at the time we acquire the property and are based on management’s review of the prior operator’s historical costs and existing market conditions at the time of acquisition. The acquisition cap rate is meant as a measure of in-place annualized net operating income yield at the time we acquire the property, and is not meant to be either an indication of historical, or a projection of anticipated future, net operating income yield for the acquisition.